Exhibit 99.1

ASX ANNOUNCEMENT
(ASX: NVX)

1 February 2022

NOVONIX to Commence Trading on Nasdaq through Level II ADR Program

NOVONIX Limited (ASX: NVX, NASDAQ: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”), announces that its American Depositary Receipts ("ADRs") will commence trading on the Nasdaq Stock Market (‘Nasdaq’) today and its registration statements on Form 20-F and F-6 have been declared effective by the U.S. Securities and Exchange Commission. The Bank of New York Mellon has been appointed depositary, custodian and registrar for the Level II ADR program.

NOVONIX’s ADRs will trade on Nasdaq under the ticker symbol “NVX” and will complement the existing primary listing of NVX shares on the Australian Securities Exchange ("ASX"). Under the Level II program, the ADRs are based on NOVONIX’s ordinary shares currently on issue. Each ADR represents four (4) fully paid shares of NOVONIX.

An ADR is a negotiable receipt, resembling a stock certificate that is issued by a United States depositary bank appointed to evidence one or more American Depositary Shares. Establishing this program is part of an ongoing strategy to expand NOVONIX’s reach to investors in the United States and make the Company’s securities eligible as a direct investment for North American institutions and fund managers.

Under the program, the owners and holders of ADRs will have the same rights to dividends and distributions and voting powers as the holders of NOVONIX’s ordinary shares (ASX: NVX) and F shares (OTCQX: NVNXF), subject to the terms of the deposit agreement.

The establishment of the program by NOVONIX is not a public offering or issuance of new NOVONIX ordinary shares. For more information about the ADR program, including instructions for converting ordinary shares (ASX: NVX) and F shares NOVONIX (OTCQX: NVNXF) to ADRs can be found on the Company’s investor relations website at https://ir.novonixgroup.com.

This press release does not constitute an oﬀer to sell, or the solicitation of an oﬀer to buy, any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended ("Securities Act"). This announcement is being issued in accordance with Rule 135 under the Securities Act.

This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
GPO Box 525 Brisbane Qld 4001
AUSTRALIA

ABOUT NOVONIX

NOVONIX LIMITED (ASX: NVX, NASDAQ: NVX, OTCQX: NVNXF) is an integrated developer and supplier of high-performance materials, equipment and services for the global lithium-ion battery industry with operations in the USA and Canada and sales in more than 14 countries. NOVONIX’s mission is to support the global deployment of lithium-ion battery technologies for a cleaner energy future.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements that relate to the company's plans for the U.S. Listing, the commencement of trading of the ADRs on the Nasdaq, and regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

For NOVONIX Limited:
Stefan Norbom, ir@novonixgroup.com (investors)
Kiki O’Keeffe, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
GPO Box 525 Brisbane Qld 4001
AUSTRALIA